UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Anpath Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03634J205
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
December 23, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	03634J205

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		6,316,553

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,316,553

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,316,553

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.2%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
Item 1. Security and Issuer.
     This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Anpath Group, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 224 Rolling Hill Road, Suite 2A, Mooresville, NC 28117. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 6,316,553, which constitutes approximately 50.2% of the total number of shares of Common Stock outstanding.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Karen Singer (“Ms. Singer”), whose principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the trustee of the Singer Children’s Management Trust (the “Trust”), which owns 100% of the interests in ANPG Lending LLC (“ANPG”). Ms. Singer’s principal occupation is investing assets held in the Trust. Ms. Singer is a citizen of the United States.
     During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Ms. Singer is the trustee of the Trust, which was created pursuant to that certain Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Common Stock reported as being beneficially owned herein were issued as a result of certain claims held by ANPG against the Debtor (as defined below), as described in greater detail in Item 4 below.
Item 4. Purpose of the Transaction.
     The shares of the Issuer covered by this Schedule 13D, were acquired by the Trust for investment purposes.
     The purpose of this filing is to report that, on December 23, 2010, in connection with the bankruptcy case of Anpath Group, Inc. (the “Debtor”) (Case No. 10-11652 (KJC)), (i) the effective date of Debtor’s First Amended Plan of Reorganization of Anpath Group, Inc., As Modified [Docket No. 95] (the “Plan”) occurred and, as a result, (ii) ANPG is entitled to receive 6,316,553 shares of the Common Stock, which constitutes approximately 50.2% of the total outstanding Common Stock.

     The actions described above could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.
Item 5. Interest in Securities of the Issuer.
     (a) Ms. Singer, as Trustee to the Singer Children’s Management Trust, the 100% owner of interests in ANPG, is the beneficial owner of 6,316,553 shares of Common Stock, comprising approximately 50.2% of the outstanding shares of Common Stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock of the Issuer reported on this Schedule 13D.
     (c) Over the past sixty days, Ms. Singer has effected the following transactions in shares of Common Stock of the Issuer on the open market: N/A
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.

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SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: December 30, 2010

/s/ Karen Singer

Karen Singer

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